                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. ___)

                            MGC Communications, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock $.001 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    552763302
                                    ---------
                                 (CUSIP Number)

                          Wind Point Investors, L.L.C.
                           One Towne Square, Suite 780
                             Attn: James P. TenBroek
                           Southfield, Michigan 48076
                                  (248)945-7204
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  April 5, 1999
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this Schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for reporting persons' initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                       13D

                               CUSIP NO. 552763302

First Cover Page

-------------------------------------------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                  Wind Point Partners III, L.P.       F.E.I. #36-4142431
-------------------------------------------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                    (a)   [X]

                                    (b)   [ ]
-------------------------------------------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------------------------------------------
4        SOURCE OF FUNDS (See Instructions)

                  N/A (see Item 3)
-------------------------------------------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e).  [ ]

-------------------------------------------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
-------------------------------------------------------------------------------------------------------------------
                  7        SOLE VOTING POWER

NUMBER OF
SHARES            -------------------------------------------------------------------------------------------------
BENEFICIALLY      8        SHARED VOTING POWER
OWNED BY
EACH                           1,230,003
REPORTING         -------------------------------------------------------------------------------------------------
PERSON            9        SOLE DISPOSITIVE POWER
WITH

                  -------------------------------------------------------------------------------------------------
                  10       SHARED DISPOSITIVE POWER

                               1,230,003
-------------------------------------------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                               1,230,003
-------------------------------------------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
         [ ]

-------------------------------------------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                               5.5%
-------------------------------------------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (See Instructions)

                               PN
-------------------------------------------------------------------------------------------------------------------

                                       13D

                               CUSIP NO. 552763302

Second Cover Page

-------------------------------------------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                  WIND POINT III EXECUTIVE ADVISOR PARTNERS III, L.P.   F.E.I. #36-4239866
-------------------------------------------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                    (a)   [X]

                                    (b)   [ ]
-------------------------------------------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------------------------------------------
4        SOURCE OF FUNDS (See Instructions)

                  N/A (see Item 3)
-------------------------------------------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e).  [ ]

-------------------------------------------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
-------------------------------------------------------------------------------------------------------------------
                  7        SOLE VOTING POWER

NUMBER OF
SHARES            -------------------------------------------------------------------------------------------------
BENEFICIALLY      8        SHARED VOTING POWER
OWNED BY
EACH                           11,267
REPORTING         -------------------------------------------------------------------------------------------------
PERSON            9        SOLE DISPOSITIVE POWER
WITH

                  -------------------------------------------------------------------------------------------------
                  10       SHARED DISPOSITIVE POWER

                               11,267
-------------------------------------------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                               11,267
-------------------------------------------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
         [ ]

-------------------------------------------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                               0.05%
-------------------------------------------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (See Instructions)

                               PN
-------------------------------------------------------------------------------------------------------------------

                                       13D

                               CUSIP NO. 552763302

Third Cover Page

-------------------------------------------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                  WIND POINT INVESTORS, L.L.C.        F.E.I. #36-4107036
-------------------------------------------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                    (a)   [X]
                                    (b)   [ ]
-------------------------------------------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------------------------------------------
4        SOURCE OF FUNDS (See Instructions)

                  N/A (see Item 3)
-------------------------------------------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e).  [ ]

-------------------------------------------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
-------------------------------------------------------------------------------------------------------------------
                  7        SOLE VOTING POWER

NUMBER OF
SHARES            -------------------------------------------------------------------------------------------------
BENEFICIALLY      8        SHARED VOTING POWER
OWNED BY
EACH                           1,241,270
REPORTING         -------------------------------------------------------------------------------------------------
PERSON            9        SOLE DISPOSITIVE POWER
WITH

                  -------------------------------------------------------------------------------------------------
                  10       SHARED DISPOSITIVE POWER

                               1,241,270
-------------------------------------------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                               1,241,270
-------------------------------------------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
         [ ]

-------------------------------------------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                               5.5%
-------------------------------------------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (See Instructions)

         00
-------------------------------------------------------------------------------------------------------------------

                                       13D

                               CUSIP NO. 552763302

Fourth Cover Page

-------------------------------------------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                  ROBERT CUMMINGS
-------------------------------------------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                    (a)   [X]
                                    (b)   [ ]
-------------------------------------------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------------------------------------------
4        SOURCE OF FUNDS (See Instructions)

                  N/A (see Item 3)
-------------------------------------------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e).  [ ]

-------------------------------------------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  U.S.A.
-------------------------------------------------------------------------------------------------------------------
                  7        SOLE VOTING POWER
NUMBER OF
SHARES                         500
BENEFICIALLY      -------------------------------------------------------------------------------------------------
OWNED BY          8        SHARED VOTING POWER
EACH
REPORTING                      1,241,270
PERSON            -------------------------------------------------------------------------------------------------
WITH              9        SOLE DISPOSITIVE POWER

                               500
                  -------------------------------------------------------------------------------------------------
                  10       SHARED DISPOSITIVE POWER

                               1,241,270
-------------------------------------------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                               1,241,770
-------------------------------------------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
         [ ]

-------------------------------------------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                               5.5%
-------------------------------------------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (See Instructions)

                               IN
-------------------------------------------------------------------------------------------------------------------

                                       13D

                               CUSIP NO. 552763302

Fifth Cover Page

-------------------------------------------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                  JAMES FORREST
-------------------------------------------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                    (a)   [X]
                                    (b)   [ ]
-------------------------------------------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------------------------------------------
4        SOURCE OF FUNDS (See Instructions)

                  N/A (see Item 3)
-------------------------------------------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e).  [ ]

-------------------------------------------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  U.S.A.
-------------------------------------------------------------------------------------------------------------------
                  7        SOLE VOTING POWER

NUMBER OF
SHARES            -------------------------------------------------------------------------------------------------
BENEFICIALLY      8        SHARED VOTING POWER
OWNED BY
EACH                           1,241,270
REPORTING         -------------------------------------------------------------------------------------------------
PERSON            9        SOLE DISPOSITIVE POWER
WITH

                  -------------------------------------------------------------------------------------------------
                  10       SHARED DISPOSITIVE POWER

                               1,241,270
-------------------------------------------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                1,241,270
-------------------------------------------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
         [ ]

-------------------------------------------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                               5.5%
-------------------------------------------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (See Instructions)

                               IN
-------------------------------------------------------------------------------------------------------------------

                                       13D

                               CUSIP NO. 552763302
Sixth Cover Page
--------------------------------------------------------------------------------

1          NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                   RICHARD KRACUM
--------------------------------------------------------------------------------

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                          (a) [ X ]
                          (b) [   ]
--------------------------------------------------------------------------------

3          SEC USE ONLY
--------------------------------------------------------------------------------

4          SOURCE OF FUNDS (See Instructions)

                   N/A (see Item 3)
--------------------------------------------------------------------------------

5          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e).  [   ]

--------------------------------------------------------------------------------

6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    U.S.A.
--------------------------------------------------------------------------------

                      7         SOLE VOTING POWER
NUMBER OF

SHARES                ----------------------------------------------------------

BENEFICIALLY          8         SHARED VOTING POWER

OWNED BY EACH                   1,241,270
                      ----------------------------------------------------------
REPORTING PERSON
                      9         SOLE DISPOSITIVE POWER
WITH

                      ----------------------------------------------------------

                      10        SHARED DISPOSITIVE POWER

                                1,241,270
--------------------------------------------------------------------------------

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   1,241,270
--------------------------------------------------------------------------------

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
           [   ]

--------------------------------------------------------------------------------

13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   5.5%
--------------------------------------------------------------------------------

14         TYPE OF REPORTING PERSON (See Instructions)

                   IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
ITEM 1.

         The title of the class of equity securities to which this statement relates is the Common Stock, par value $.001 per share (the "Common Stock"). The name of the issuer is MGC Communications, Inc. (the "Company"). The principal executive offices of the Company are located at 3301 N. Buffalo Drive, Las Vegas, Nevada 89129.

ITEM 2.            IDENTITY AND BACKGROUND

                   (a) This statement is being jointly filed by each of the following persons pursuant to Rule 13d-(1)(f) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Act"): (i) Wind Point Partners III, L.P., a Delaware limited partnership ("WPPIII"), by virtue of its direct and indirect beneficial ownership of 1,230,003 shares of Common Stock (such shares include 550,513 shares of Series B Preferred Stock to be purchased--see Item 3 below); (ii) Wind Point III Executive Advisor Partners III, L.P., a Delaware limited partnership ("WPEAPIII"), by virtue of its direct and indirect beneficial ownership of 11,267 shares of Common Stock (such shares include 5,043 shares of Series B Preferred Stock to be purchased--see Item 3 below); (iii) Wind Point Investors, L.L.C., a Delaware limited liability company ("WPI"), by virtue of its being the general partner of WPPIII and WPEAPIII; (iv) Robert Cummings, an individual, by virtue of being a Managing Member of WPI and a beneficial owner of 500 shares of the Common Stock of the Company ("Cummings"), (v) James Forrest, an individual by virtue of being a Managing Member of WPI ("Forrest"), and (vi) Richard Kracum, an individual, by virtue of his being a Managing Member of WPI ("Kracum"), all of whom are collectively referred to as the "Reporting Persons." The Reporting Persons have entered into a Joint Filing Agreement, dated as of April 15, 1999, a copy of which is filed with this statement as Exhibit (c) (which is hereby incorporated by reference), pursuant to which the Reporting Persons have agreed to file this Schedule 13-D jointly in accordance with the provisions of Rule 13d-1(f)(1) under the Act.

                           Certain information required by this Item 2 concerning the executive officers and managing members of WPI is set forth on Schedule A attached hereto, which is incorporated herein by reference.

                           The Reporting Persons may be deemed to constitute a "group" for purposes of section 13(d)(3) of the Act. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Statement.

                   (b) The address of the principal business and principal office of the Reporting Persons and the persons named on Schedule A is c/o Wind Point Investors, L.L.C., One Towne Square, Suite 780, Southfield, Michigan 48076

                   (c) The Reporting Persons and the persons named on Schedule A are engaged in the private equity investment business.

                   (d) During the last five years, none of the Reporting Persons nor, to the best knowledge of such persons, any of the persons named in Schedule A to this statement, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                   (e) During the last five years, none of the Reporting Persons nor, to the best knowledge of such persons, any of the persons named in Schedule A to this statement was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                   (f) The Reporting Persons believe that all persons named in Schedule A to this statement are citizens of the United States.

ITEM 3.            SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                   This Schedule 13D relates to the Securities Purchase Agreement dated April 5, 1999 (the "Agreement") pursuant to which WPPIII agreed to acquire 555,556 shares of Series B Preferred Stock of the Company, at a price of $9.00 per share, which shares are convertible into 555,556 shares of Common Stock. By agreement with WPPIII, WPEAPIII will purchase 5,043 of such 555,556 shares of Series B Preferred Stock of the Company. As a result, WPPIII will actually purchase only 550,513 shares of Series B Preferred Stock of the Company and WPEAPIII will purchase 5,043 shares of Series B Preferred Stock of the Company. All shares of Series B Preferred Stock are convertible into Common Stock on a one-for-one basis. The transaction is expected to close in May 1999. Both WPPIII and WPEAPIII will use a portion of its fund as the source of funds for this transaction.

ITEM 4.            PURPOSE OF TRANSACTION

                   WPPIII and WPEAPIII will purchase the shares (as described in Item 3) for their own respective account with the present intention of holding the Series B Preferred Stock (and the underlying Common Stock) for purposes of investment.

                    (a) Depending on market conditions and other factors, including evaluation of the Company's business and prospects, ability to dispose of the shares to a third party, ability to dispose of shares in the market, availability of funds, alternative uses of funds and general economic conditions, WPPIII and WPEAPIII may from time to time purchase additional securities of the Company or dispose of all or a portion of its investment in the Company. Subject to the foregoing, WPPIII and WPEAPIII are presently considering the distribution to their partners of a portion of their pro rata shares or, as to those who decline such distribution, the sale of such shares on such partners' behalf.

                    (b) None of the Reporting Persons nor, to the best knowledge of such persons, any of the persons named on Schedule A to this Schedule, has any present plans or proposals which relate to or would result in an extraordinary corporate transaction, such as a merger, organization or liquidation, involving the Company or any of its subsidiaries;

                    (c) None of the Reporting Persons nor, to the best knowledge of such persons, any of the persons named on Schedule A to this Schedule, has any present plans or proposals which relate to or would result in a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

                    (d) Under the terms of the Agreement, holders of Series B Preferred Stock of the Company are entitled to select one Director to be added to the present board of directors, thereby increasing the size of the board of directors by one director, and to appoint additional Board representatives if the size of the Board otherwise increases. However, a majority of the Series B Preferred Stock will be held by a single unrelated investor. None of the Reporting Persons nor, to the best knowledge of such persons, any of the persons named on Schedule A to this Schedule, has any present plans or proposals which relate to or would result in any change in the management of the Company;

                    (e) None of the Reporting Persons nor, to the best knowledge of such persons, any of the persons named on Schedule A to this Schedule, has any present plans or proposals which relate to or would result in any material change in the present capitalization or dividend policy of the Company;

                    (f) None of the Reporting Persons nor, to the best knowledge of such persons, any of the persons named on Schedule A to this Schedule, has any present plans or proposals which relate to or would result in any other material change in the Company's business or corporate structure;


                    (g) None of the Reporting Persons nor, to the best knowledge of such persons, any of the persons named on Schedule A to this Schedule, has any present plans or proposals which relate to or would result in changes in the Company's charter or bylaws or other actions which may impede the acquisition of control of the Company by any person;

                    (h) None of the Reporting Persons nor, to the best knowledge of such persons, any of the persons named on Schedule A to this Schedule, has any present plans or proposals which relate to or would result in causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                    (i) None of the Reporting Persons nor, to the best knowledge of such persons, any of the persons named on Schedule A to this Schedule, has any present plans or proposals which relate to or would result in a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

                    (j) None of the Reporting Persons nor, to the best knowledge of such persons, any of the persons named on Schedule A to this Schedule, has any present plans or proposals which relate to or would result in any action similar to any of those enumerated above in Paragraphs (b), (c) and (e) through (i).

ITEM 5.             INTEREST IN SECURITIES OF THE ISSUER

                    (a)-(b)

                           As of April 5, 1999 WPPIII has the shared power to vote or to direct the vote and shared power to dispose or direct the disposition of 1,230,003 shares of Common Stock (679,490 shares of Common Stock and 550,513 shares of Series B Preferred Stock which WPPIII has agreed to purchase under the Agreement and which shares are convertible into Common Stock on a one-for-one basis). Such 1,230,003 shares represent approximately 5.5% of the outstanding shares of Common Stock, based on 17,205,614 shares of Common Stock outstanding as of March 15, 1999 as indicated by the Company, and based on the purchase by the investors under the Agreement of all 5,277,779 shares of Series B Preferred Stock and the subsequent immediate conversion of such shares to Common Stock on a one-for-one basis.

                           In addition, as of April 5, 1999 WPEAPIII has the shared power to vote or to direct the vote and shared power to dispose or direct the disposition of 11,267 shares of Common Stock (6,224 shares of Common Stock and 5,043 shares of Series B Preferred Stock which WPEAPIII is expected to purchase and which shares are convertible into Common Stock on a one-for-one basis). Such 11,267 shares represent less than 1/10 of 1% of the outstanding shares of Common Stock, based on 17,205,614 shares of Common Stock outstanding as of March 15, 1999 as indicated by the Company, and based on the purchase by the investors under the Agreement of all 5,277,779 shares of Series B Preferred Stock and the subsequent immediate conversion of such shares to Common Stock on a one-for-one basis.

                           WPI, as the general partner of each of WPPIII and WPEAPIII, therefore has the shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of the total of 1,241,270 shares of Common Stock, constituting approximately 5.5% of the outstanding Common Stock of the Company. As Managing Members of WPI, Cummings, Forrest and Kracum may be deemed, in such capacity, to share the power to vote and to dispose of the shares of Common Stock held by WPPIII and WPEAPIII.

                           Cummings is the beneficial owner of 500 shares of the Common Stock of the Company and has sole power to vote or to direct the vote of such shares.

                           Pursuant to Rule 13d-5(b)(1) under the Act, each of the Reporting Persons may be deemed as members of a "Agroup" to have beneficial ownership of 1,241,270 shares of Common Stock, the aggregate number of shares of Common Stock held by WPPIII and WPEAPIII, representing approximately 5.5% of the outstanding Common Stock. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this statement.

                           The filing of this Schedule 13D by WPPIII, WPEAPIII, WPI, Cummings, Forrest and Kracum shall not be considered an admission that such Reporting Persons, for the purpose of Section 13(d) of the Act, are beneficial owners of any shares in which such Reporting Persons do not have a pecuniary interest.

                    (c) Recent Transactions. Under the terms of the Securities Purchase Agreement dated April 5, 1999, WPPIII and WPEAPIII have agreed to purchase 550,513 and 5,043 shares of Series B Preferred Stock in the Company, respectively, at the price of $9.00 per share. The transaction is expected to be completed in May 1999.

                    (d)    Rights to Dividends or Proceeds.  None.

                    (e)    Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER

                    The Securities Purchase Agreement dated April 5, 1999, was entered into by the Company, WPPIII, JK&B Capital III L.P. and Providence Equity Partners III L.P. Under this Agreement, the purchasers thereunder have agreed to purchase 5,277,779 shares of Series B Preferred Stock from the Company at $9.00 per share, of which 555,556 shares are to be purchased by WPPIII and WPEAPIII. A Securityholders' Agreement dated April 5, 1999, was entered into by the Company, WPPIII, JK&B Capital III L.P. and Providence Equity Partners III L.P. and stockholders of the Company ("Subject Stockholders") owning in excess of 50% of the outstanding Common Stock of the Company. WPPIII is included among the Subject Stockholders covered by such agreement. Under the Securityholders' Agreement, the Subject Stockholders have agreed for a period of time up to seven years to vote for the Board nominees selected by the holders of the Series B Preferred Stock.

ITEM 7.             MATERIALS TO BE FILED AS EXHIBITS.

                    The following documents are filed as exhibits hereto:

                    (a) Securities Purchase Agreement dated April 5, 1999 by and among the Company, Wind Point Partners III, L.P., JK&B Capital III L.P. and Providence Equity Partners III L.P.

                    (b) Securityholders' Agreement dated April 5, 1999 by and among the Company, Wind Point Partners III, L.P., JK&B Capital III L.P., Providence Equity Partners III L.P. and certain stockholders of the Company.

                    (c) Agreement Regarding the Joint Filing of Schedule 13D among the Reporting Persons.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 15, 1999                   WIND POINT PARTNERS III, L.P.
  Date
                                 By:  Wind Point Investors, L.L.C.
                                 Its:  General Partner

                                 By: /s/  JAMES P. TENBROEK
                                    -------------------------------------------
                                      James P. TenBroek, Managing Director




April 15, 1999                   WIND POINT III EXECUTIVE ADVISOR
  Date                           PARTNERS III, L.P.

                                 By:  Wind Point Investors, L.L.C.
                                 Its:  General Partner

                                 By: /s/  JAMES P. TENBROEK
                                    -------------------------------------------
                                      James P. TenBroek, Managing Director



April 15, 1999                   WIND POINT INVESTORS, L.L.C.
  Date


                                 By: /s/  JAMES P. TENBROEK
                                    -------------------------------------------
                                      James P. TenBroek, Managing Director



                                     /s/  ROBERT CUMMINGS
April 15, 1999                   ----------------------------------------------
                                 ROBERT CUMMINGS


                                    /s/  JAMES FORREST
April 15, 1999                   ----------------------------------------------
                                 JAMES FORREST


                                    /s/  RICHARD KRACUM
April 15, 1999                   ----------------------------------------------
                                 RICHARD KRACUM

                                   SCHEDULE A

         The following individuals are executive officers of Wind Point Investors, L.L.C., the general partner of Wind Point Partners III, L.P., and Wind Point III Executive Advisor Partners III, L.P.: Robert Cummings, James Forrest, Jeffrey Gonyo, Richard Kracum and James TenBroek.




















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